

Geoff Marietta · 3rd

Educator, Entrepreneur, and Author

Williamsburg, Kentucky, United States · 500+ connections ·

Contact info

 University of the Cumberlands

 Harvard University Graduate School of Education

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Experience


Entrepreneur In Residence
University of the Cumberlands
Apr 2019 – Present · 1 yr 11 mos
Williamsburg, KY


Founder
Invest 606
Apr 2019 – Present · 1 yr 11 mos
Corbin, KY

Eastern Kentucky's Business Accelerator and Pitch Contest


Founder
Mountain Tech Media
Dec 2015 – Present · 5 yrs 3 mos
Whitesburg, KY

Mission-driven, diversified technology and media services company.


Executive Director
Pine Mountain Settlement School
Jul 2015 – Mar 2019 · 3 yrs 9 mos
Harlan County, Kentucky

Enriching Lives and Connecting People through Appalachian Place-based Education for All Ages.


Instructor, Research Associate
Harvard Graduate School of Education
Sep 2009 – Jun 2015 · 5 yrs 10 mos
Cambridge, Massachusetts

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Education


Harvard University Graduate School of Education
Doctor of Philosophy (Ph.D.), Educational Policy, Leadership, and Instructional Practice
2009 – 2015


Harvard Business School
MBA
2005 – 2007


Western New Mexico University
MAT, Special Education
2001 – 2005

Show 1 more education ⌄

Skills & endorsements

Research · 23

 Endorsed by **Beth Schueler and 2 others who are highly skilled at this**

 Endorsed by **2 of Geoff's colleagues at Harvard University Graduate School of Education**

Teaching · 21

 Endorsed by **Janine Bacquie and 1 other who is highly skilled at this**

 Endorsed by **2 of Geoff's colleagues at Harvard University Graduate School of Education**

Program Evaluation · 15

Taylor Hogg and 14 connections have given endorsements for this skill

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Recommendations

Received (0) **Given (1)**

 **Jeanne Marie Hibberd**
WEKU Corporate &
Community Support
May 17, 2018, Geoff was a client
of Jeanne Marie's

Jeanne Marie's work with Pine Mountain Settlement School has been nothing short of phenomenal. She first laid the foundation for our successful development efforts by analyzing baseline efforts and then constructing a comprehensive development plan and giving policy to guide our future work. The plan ... **See more**

Accomplishments

2 **Publications**   ⌄

Improving Education Together • Achieving Coherence in District Improvement: Managing the Relationship Between the Central Office and Schools

Interests

 **Western New Mexico University**
7,440 followers

 **Giant Otter Technologies**
89 followers

 **Harvard Business School**
1,418,556 followers

 **Harvard University Graduate School of E**
50,808 followers

University of Montana

 University of the Cumberlands